INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(B)
         AND (C) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            KOS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    500648100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 500648100                  13G                      PAGE 2 OF 9 PAGES


--------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                KOS HOLDINGS, INC.
--------------------------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group        (a) [X]
                (SEE Instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Citizenship or Place of Organization

                DELAWARE
--------------------------------------------------------------------------------
                                  5      Sole Voting Power

                                         NONE
                             ---------------------------------------------------
       NUMBBER OF                 6      Shared Voting Power
        SHARES
      BENEFICIALLY                       7,610,000
       OWNED BY
         EACH                ---------------------------------------------------
      REPORTING                   7      Sole Dispositive Power
       PERSON
        WITH                             NONE
                             ---------------------------------------------------
                                  8      Shared Dispositive Power

                                         7,610,000
--------------------------------------------------------------------------------
      9         Aggregate Amount Beneficially Owned by Each Reporting Person

                7,610,000

--------------------------------------------------------------------------------
     10         Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares                                                       [ ]
                (SEE Instructions)

--------------------------------------------------------------------------------
     11         Percent of Class Represented by Amount in Row (9)

                42%

--------------------------------------------------------------------------------
     12         Type of Reporting Person (SEE Instructions)

                CO

--------------------------------------------------------------------------------

CUSIP NO. 500648100                13G                         PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                KOS INVESTMENTS, INC.
--------------------------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group         (a) [X]
                (SEE Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Citizenship or Place of Organization

                DELAWARE

--------------------------------------------------------------------------------
                                  5      Sole Voting Power


                                         NONE
                             ---------------------------------------------------
        NUMBER OF                 6      Shared Voting Power
         SHARES
      BENEFICIALLY                       8,570,069
       OWNED BY              ---------------------------------------------------
        EACH                      7      Sole Dispositive Power
     REPORTING
       PERSON                            NONE
        WITH                 ---------------------------------------------------
                                  8      Shared Dispositive Power

                                         8,570,069
--------------------------------------------------------------------------------
      9         Aggregate Amount Beneficially Owned by Each Reporting Person

                8,570,069
--------------------------------------------------------------------------------
     10         Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares                                                       [ ]
                (SEE Instructions)

--------------------------------------------------------------------------------
     11         Percent of Class Represented by Amount in Row (9)

                47.3%
--------------------------------------------------------------------------------
     12         Type of Reporting Person (SEE Instructions)

                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                MICHAEL JAHARIS
--------------------------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group        (a) [X]
                (SEE Instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Citizenship or Place of Organization

                USA
--------------------------------------------------------------------------------
                                   5     Sole Voting Power

                                         6,834,812

                             ---------------------------------------------------
          NUMBER OF                6     Shared Voting Power
           SHARES
        BENEFICIALLY                     8,970,070
         OWNED BY            ---------------------------------------------------
           EACH                    7     Sole Dispositive Power
         REPORTING
          PERSON                         6,834,812
           WITH              ---------------------------------------------------
                                   8     Shared Dispositive Power

                                         8,970,070
--------------------------------------------------------------------------------
      9         Aggregate Amount Beneficially Owned by Each Reporting Person

                15,804,882
--------------------------------------------------------------------------------
     10         Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares                                                       [ ]
                (SEE Instructions)

--------------------------------------------------------------------------------
     11         Percent of Class Represented by Amount in Row (9)

                64.1%
--------------------------------------------------------------------------------
     12         Type of Reporting Person (SEE Instructions)

                IN
--------------------------------------------------------------------------------


                                PAGE 4 OF 9 PAGES

Item 1.

         (a)      Name of Issuer:

                  Kos Pharmaceuticals, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1001 Brickell Bay Drive, Suite 2502
                  Miami, FL  33131

Item 2.

         (a)      Name of Persons Filing:

                  Kos Holdings, Inc., Kos Investments, Inc. and Michael Jaharis

         (b)      Address of Principal Business Office or if None, Residence:

                  For the corporations and Michael Jaharis
                  c/o Steven K. Aronoff, P.C.
                  475 Park Avenue South
                  23rd Floor
                  New York, NY  10016

         (c)      Citizenship:

                  Delaware for corporations and USA for Mr. Jaharis

         (d)      Title of Class of Securities:

                  Common Stock, par value $.01

         (e)      Cusip Number:

                  500648100

Item 3.

         N/A

Item 4.  Ownership

         (1)(a)   Amount Beneficially Owned by Kos Holdings, Inc.:    7,610,000

         (1)(b)   Percent of Class: 42%

                                PAGE 5 OF 9 PAGES

         (1)(c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           None

                  (ii)     Shared power to vote or to direct the vote:
                           7,610,000

                  (iii)    Sole power to dispose or to direct the

                           disposition of:  None

                  (iv) Shared power to dispose or to direct the disposition of: 7,610,000

         (2)(a)   Amount Beneficially Owned by Kos Investments, Inc.:  8,570,069

         (2)(b)   Percent of Class: 47.3%

         (2)(c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           None

                  (ii)     Shared power to vote or to direct the vote:
                           8,570,069

                  (iii)    Sole power to dispose or to direct the

                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   8,570,069

         (3)(a)   Amount Beneficially Owned by Michael Jaharis:       15,804,880

         (3)(b)   Percent of Class: 64.1%

         (3)(c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           6,834,812

                  (ii)     Shared power to vote or to direct the vote:
                           8,970,070

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  6,834,812

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   8,970,070

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

                                PAGE 6 OF 9 PAGES

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  Kos Holdings, Inc.
                  Kos Investments, Inc.
                  Michael Jaharis

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10.         Certification

                  N/A

                                PAGE 7 OF 9 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000

                               KOS HOLDINGS, INC.

                               By: /s/ KATHY JAHARIS LEDES
                                   --------------------------------------------
                                       Kathy Jaharis Ledes, President


                              KOS INVESTMENTS, INC.

                               By: /s/ KATHY JAHARIS LEDES
                                   --------------------------------------------
                                       Kathy Jaharis Ledes, President


                                   /s/ MICHAEL JAHARIS
                                   --------------------------------------------
                                       Michael Jaharis


                                PAGE 8 OF 9 PAGES

                                    EXHIBIT 1

Exhibit 1    Joint Filing Agreement